August 7, 2009

Ms. Tara L. Harkins
Mr. David Burton
Mail Stop 3030
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Via EDGAR

RE:	Dynatronics Corporation (SEC File No. 0-12697)
Form 10-KSB for the fiscal year ended June 30, 2008
Filed November 12, 2008
Amendment 1 to Form 10-KSB for the fiscal year ended June 30, 2007
Filed October 2, 2007

Dear Ms. Harkins and Mr. Burton:

This letter responds to the letter of the staff of the Commission (the “Staff”) dated July 23, 2009 (the “Comment Letter”), addressed to Kelvyn H. Cullimore with regard to the above-referenced periodic reports filed by Dynatronics Corporation (the “Company” or “Dynatronics”), SEC File No. 000-12697.  The Comment Letter contains additional comments following the Staff’s review of the Company’s responses to an earlier letter of the Staff dated June 25, 2009.  This letter contains the Company’s responses to the Staff’s additional comments contained in the Comment Letter. For your convenience, the comments of the Staff from the Comment Letter have been restated and are followed by our responses.  This letter is filed by EDGAR.

Form 10-KSB for the fiscal year ended June 30, 2008

Item 8A.  Controls and Procedures, page 22

1.
We note your response to prior comment 1 and that you are amending your filing to conclude that your internal controls over financial reporting were effective as of June 30, 2008.  In light of the fact that you concluded that your disclosure controls and procedures were ineffective as of June 30, 2008 due to a material weakness that existed in evaluating your goodwill for impairment, please explain to us in more detail why you concluded that your internal controls over financial reporting were effective as of June 30, 2008.

Response

We will amend the 10-KSB for the year ended June 30, 2008 to state that our financial controls were not effective as of June 30, 2008 due to a material weakness that existed in evaluating the goodwill for impairment.

Note 14.  Acquisition and Non-Cash Disclosure, page F-16

2.
We note your response to prior comment 6.  As previously requested, please provide to us your significance calculations as forth in item 310 (c) of Regulation S-B for each individual acquisition that you made on June 30, 2007 and July 2, 2007.  We may have further comment upon reviewing your response.

Response

The significance calculations as set forth in Item 310(c) of Regulation S-B for each individual acquisition made on June 30, 2007 and July 2, 2007 are provided in Exhibit #1 to this letter.

Exhibits 31.1 and 31.2

3.
We note your response to prior comments [sic] 7.  As indicated in your response, please revise your filing to include certifications that conform to the exact wording required by Item 601(b)(31) of Regulation S-B and Item 601(b)(31) of Regulation S-K, as applicable.

Response

We will amend Exhibits 31.1 and 31.2 to conform to the exact working required by Item 601(b)(31) of Regulation S-B and Item 601(b)(31) of Regulation S-K for the 10-KSB for the fiscal year ended June 30, 2008.

Exhibit 32

4.
We note your response to prior comments [sic] 8.  As indicated in your response, please amend your June 30, 2008 Form 10-KSB and your September 30, 2008, December 31, 2008 and March 31, 2009 Forms 10-Q to include currently signed and dated certifications.  The amendments should include the entire filing with the revised certifications.

Response

We will amend our June 30, 2008 10-KSB and our September 30, 2008, December 31, 2008 and March 31, 2009 Forms 10-Q to include currently signed and dated certifications as requested.

Amendment No. 1 to June 30, 2007 Form 10-KSB

5.
We note your response to prior comment 9.  As previously requested, please further amend your June 30, 2007 Form 10-KSB to include a complete set of financial statements along with accompanying audit report.  Refer to Rule 2-02 of Regulation S-X and Item 310 of Regulation S-B.

 Response

We will amend our June 30, 2007 10-KSB to include a complete set of financial statements along with the accompanying audit report.

This will acknowledge as indicated in our letter of July 8, 2009, that in connection with the Company’s response herein and to the filings made as part of such response to the comments of the Staff:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (801) 568-7000 if you have any further questions or need further clarification.

Thank you.

Sincerely,
DYNATRONICS CORPORATION

/s/ Kelvyn H. Cullimore, Jr.

Kelvyn H. Cullimore, Jr.
Chairman, President and CEO

Exhibit 1

Dynatronics Corp (DYNT)	Total Assets	Average Total Pretax Income
FY Ending 6/30/2006	14,500,000	657,800
FY Ending 6/30/2007	18,600,000	555,400

	Date of Acquisition	Purchase Price	Total Assets	Pretax Income (Loss)
Rajala Therapy Sales Associates	6/30/2007	2,695,002	1,937,512	60,383	Year ended June 30, 2007
As a percentage of DYNT		19%	13%	9%

Responsive Providers, Inc.	7/2/2007	1,905,683	1,245,062	(25,748)	Year ended January 31, 2007
As a percentage of DYNT		10%	7%	-5%

Therapy and Health Care Products, Inc.	7/2/2007	1,606,014	950,422	61,612	Year ended December 31, 2006
As a percentage of DYNT		9%	5%	11%

Cyman Therapy, Inc.	7/2/2007	1,248,602	792,252	12,274	Year ended December 31, 2006
As a percentage of DYNT		7%	4%	2%

Al Rice and Associates, Inc.	7/2/2007	619,225	338,054	32,637	Year ended December 31, 2006
As a percentage of DYNT		3%	2%	6%

Theratech, Inc.	7/2/2007	333,407	371,162	95,739	Year ended December 31, 2006
As a percentage of DYNT		2%	2%	17%

Dynatronics' average pretax income (for each of the five years ended June 30, 2007, excluding loss years):
Pretax income for the year ended June 30, 2002	512,000
Pretax income for the year ended June 30, 2003	41,000
Pretax income for the year ended June 30, 2004	1,377,000
Pretax income for the year ended June 30, 2005	1,150,000
Pretax income for the year ended June 30, 2006	209,000
Pretax income for the year ended June 30, 2007	0	Assumed $0 since a loss was recorded in FYE 6/30/2007

Average of 2002-2006	$657,800
Average of 2003-2006 excluding the 2007 loss	$555,400